

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 21, 2016

Via E-mail
Mr. James R. Porter
Chief Financial Officer
Alamos Gold Inc.
Brookfield Place
181 Bay Street
Suite 3910
Toronto, Ontario M5J 2T3

> **Re:** **Alamos Gold Inc.**
> **Form 40-F for the Year Ended December 31, 2015**
> **Filed March 24, 2016**
> **File No. 001-35783**

Dear Mr. Porter:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining